September 19, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attention:	William Demarest
Shannon Menjivar
Benjamin Holt
Mary Beth Breslin

Re:	Los Altos Ventures Corp.
Registration Statement on Form 10-12G Filed August 1, 2025
File No. 000-56769

Ladies and Gentlemen:

Set forth below, on behalf of our client Los Altos Ventures Corp. (the “Company”), we are submitting the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 22, 2025 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form 10 filed with the Commission on August 1, 2025 (the “Registration Statement”). Concurrently with this letter the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to respond to the comments contained in the Comment Letter and to make certain other changes.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following the numbered comments in plain text.

Registration Statement on Form 10-12G filed August 1, 2025

Recently Issued Accounting Pronouncements, page F-8

1.	Please tell us how you determined that your disclosure is compliant with the requirements of ASC 280-10-50-20 and ASU 2023-07, which apply to all companies, including those with a single reportable segment.

Upon further review, the disclosures related to ASC 280-10-50-20 and ASU 2023-07, did not include certain elements outlined in ASC 280-10-50-20. The Company has revised the disclosures on page F-8 and F-10.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

2.	Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments. Please note that we will continue to review your filing until all of our comments have been addressed.

The Company confirms they understand the registration statement becomes effective automatically 60 days after its initial filing and will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain open on the Form 10.

We trust that you will find the responses above and the changes in Amendment No. 1 to adequately address the Staff’s comments. If you have any questions with respect to the foregoing, please contact the undersigned by telephone at 646.810.2173 or by email at bdipaolo@srfc.law.

Very truly yours,

/s/ Sichenzia Ross Ference Carmel LLP

Sichenzia Ross Ference Carmel LLP

Copy to:	Ian Jacobs
Los Altos Ventures Corp.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW